Exhibit (a)(1)(v)

June 21, 2024

[ADDRESS]
[EMAIL ADDRESS]

Re: Tender Offer to Exchange Convertible Notes for Shares of Common Stock

Dear Holder:

We are writing to inform you of important information relating to a tender offer by Assure Holdings Corp. (the “Company”). This tender offer relates to an offer by the Company to all the holders (“Holder(s)”) of our outstanding 9% convertible debentures due 2023 and 2024 (the “Assure Convertible Debentures”), to exchange the Assure Convertible Debentures for shares of common stock of the Company.

The tender offer period begins on the date hereof, June 21, 2024 and will end at 11:59 p.m., Mountain Time, on July 19, 2024, at which point the tender offer will expire. The purpose of the tender offer is to permit the Company to meet its continued listing requirements to keep its shares of Common Stock listed on the Nasdaq Capital Market.

Should you wish to tender your Assure Convertible Debentures for exchange by the Company during this tender offer period, please complete and return the enclosed Letter of Transmittal by mail to 7887 E. Belleview Ave., Suite 240, Denver, Colorado, USA 80111 or email to ir@assureiom.com no later than 11:59 p.m., Mountain Time, on July 19, 2024. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE YOUR DEBENTURES CONVERTED.

If you have any questions, please refer to the enclosed Offer Letter, which contains additional important information about the tender offer, or call or email Assure Holdings Corp. at ir@assureiom.com or 720-287-3093.

Sincerely,

Assure Holdings Corp.